UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES THE PRICING OF GLOBAL NOTES

RIO DE JANEIRO, BRAZIL – MAY 27, 2020 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the pricing of two series of global notes denominated in U.S. Dollars (the “Notes”) to be issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”). The Notes will be unsecured obligations of PGF and will be fully and unconditionally guaranteed by Petrobras. Closing is expected to occur on June 3, 2020.

The terms of the 5.600% Global Notes due 2031 are as follows:

•	Issue: 5.600% Global Notes due 2031

•	Amount: US$1,500,000,000

•	Coupon: 5.600%

•	Interest Payment Dates: January 3 and July 3 of each year, commencing on January 3, 2021

•	Issue price: 99.993%

•	Yield to Investors: 5.600%

•	Maturity: January 3, 2031

The terms of the 6.750% Global Notes due 2050 are as follows:

•	Issue: 6.750% Global Notes due 2050

•	Amount: US$1,750,000,000

•	Coupon: 6.750%

•	Interest Payment Dates: June 3 and December 3 of each year, commencing on December 3, 2020

•	Issue price: 98.110%

•	Yield to Investors: 6.900%

•	Maturity: June 3, 2050

PGF intends to use the net proceeds from the sale of the Notes for general corporate purposes.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In any Member State of the European Economic Area (“EEA”) or in the United Kingdom (the “UK”) (each, a “Relevant State”), this press release is addressed to and directed at qualified investors in that Relevant State within the meaning of the Prospectus Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

This press release and any other documents or materials relating to the Notes have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this press release and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This press release is only being directed at and made to those persons in the United Kingdom (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This press release is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this press release relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Forward-Looking Statements

This press release may contain forward-looking statements that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Larry Carris Cardoso
Name:	Larry Carris Cardoso
Title:	Loans and Financing Administration General Manager

By:	/s/ Tomaz Andres Barbosa
Name:	Tomaz Andres Barbosa
Title:	Financial Analysis and Insurance General Manager

Date: May 27, 2020